SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________ to _____________

Commission file number    1-2384

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The TRW Employee Stock Ownership
and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124

Audited Financial Statements and Supplemental
Schedules

The TRW Employee Stock
Ownership and Savings Plan

December 31, 2001 and 2000 and Year ended December 31, 2001

Plan Number: 027

Plan Sponsor
TRW Inc.

Employer Identification Number: 34-0575430

Plan Administrator
TRW Inc.

Report of Independent Auditors

Board of Administration
The TRW Employee Stock Ownership
   and Savings Plan

We have audited the accompanying statements of net assets available for benefits of The TRW Employee Stock Ownership and Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The TRW Employee Stock Ownership and Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 19, 2002

The TRW Employee Stock Ownership and Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information

December 31, 2001

					Putnam
	TRW Stock Fund				Small
			Putnam	Primco	Company
	Participant	Non-Participant	S&P 500	Stable	Equity Portfolio
	Directed	Directed	Index Fund (TRW)	Value Fund	Fund (TRW)

Assets

Investments:

TRW Inc. Common Stock	$319,494,489	$483,816,936

Common and preferred stock

Guaranteed investment contracts				$513,028,461

Registered investment companies

Common trust funds			$636,316,600		$140,856,954

Government debt instruments

Corporate debt instruments

Participant loans receivable

Total Investments	319,494,489	483,816,936	636,316,600	513,028,461	140,856,954

Receivable for investments sold				100,697

Receivable from other funds				518,218

Total assets	319,494,489	483,816,936	636,316,600	513,647,376	140,856,954

Liabilities

Accrued expenses	28,294	18,862	37,306	237,507

Payable for portfolio shares redeemed				694,434

Total liabilities	28,294	18,862	37,306	931,941	—

Net assets available for benefits	$319,466,195	$483,798,074	$636,279,294	$512,715,435	$140,856,954

[Additional columns below]

[Continued from above table, first column(s) repeated]

	PBHG	Bernstein
	Emerging	International	Putnam	Putnam
	Growth	Value	Investors	International
	Fund	Portfolio II	Fund	Growth Fund

Assets

Investments:

TRW Inc. Common Stock

Common and preferred stock

Guaranteed investment contracts

Registered investment companies	$61,461,319	$24,681,758	$127,436,691	$23,167,981

Common trust funds

Government debt instruments

Corporate debt instruments

Participant loans receivable

Total Investments	61,461,319	24,681,758	127,436,691	23,167,981

Receivable for investments sold

Receivable from other funds

Total assets	61,461,319	24,681,758	127,436,691	23,167,981

Liabilities

Accrued expenses	3,608	1,449	7,481	1,360

Payable for portfolio shares redeemed

Total liabilities	3,608	1,449	7,481	1,360

Net assets available for benefits	$61,457,711	$24,680,309	$127,429,210	$23,166,621

The TRW Employee Stock Ownership and Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information (continued)

December 31, 2001

		TRW		Fidelity
	Pimco Total	Balanced	Putnam	Magellan
	Return Fund	Fund	Vista Fund	Fund

Assets

Investments:

TRW Inc. Common Stock

Common and preferred stock

Guaranteed investment contracts

Registered investment companies	$93,545,405		$36,455,687	$132,827,492

Common trust funds		$84,301,837

Government debt instruments

Corporate debt instruments

Participant loans receivable

Total Investments	93,545,405	84,301,837	36,455,687	132,827,492

Receivable for investments sold

Receivable from other funds	127,854	4,443		62,398

Total assets	93,673,259	84,306,280	36,455,687	132,889,890

Liabilities

Accrued expenses	5,491	5,008	2,140	7,797

Payable for portfolio shares redeemed

Total liabilities	5,491	5,008	2,140	7,797

Net assets available for benefits	$93,667,768	$84,301,272	$36,453,547	$132,882,093

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Putnam
	Money
	Market	Brokerage	Loan
	Fund	Gateway	Fund	Total

Assets

Investments:

TRW Inc. Common Stock				$803,311,425

Common and preferred stock		$4,711,244		4,711,244

Guaranteed investment contracts				513,028,461

Registered investment companies	$6,209,426	19,461,354		525,247,113

Common trust funds				861,475,391

Government debt instruments		428,918		428,918

Corporate debt instruments		209,144		209,144

Participant loans receivable			$57,761,473	57,761,473

Total Investments	6,209,426	24,810,660	57,761,473	2,766,173,169

Receivable for investments sold				100,697

Receivable from other funds	1,839			714,752

Total assets	6,211,265	24,810,660	57,761,473	2,766,988,618

Liabilities

Accrued expenses				356,303

Payable for portfolio shares redeemed				694,434

Total liabilities	—	—	—	1,050,737

Net assets available for benefits	$6,211,265	$24,810,660	$57,761,473	$2,765,937,881

The TRW Employee Stock Ownership and Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information

December 31, 2000

	TRW Stock Fund
					Putnam
		Non-	Putnam	Primco	Small
	Participant	Participant	S&P 500	Stable	Company
	Directed	Directed	Index Fund (TRW)	Value Fund	Equity Fund

Assets

Investments:

TRW Inc. Common Stock	$349,359,922	$481,725,186

Common and preferred stock

Guaranteed investment contracts				$422,213,090

Registered investment companies

Common trust funds			$662,436,491		$152,709,997

Government debt instruments

Corporate debt instruments

Participant loans receivable

Total Investments	349,359,922	481,725,186	662,436,491	422,213,090	152,709,997

Cash					44,500

Receivable for investments sold			2,089,936	524,733	2,416,773

Interest and dividends receivable			573,654		107,984

Receivable from other funds	150,057			108,339

Total assets	349,509,979	481,725,186	665,100,081	422,846,162	155,279,254

Liabilities

Accrued expenses	28,343	20,524	149,693	118,909	42,566

Payable for securities purchased			1,971,026	573,257	551,139

Total liabilities	28,343	20,524	2,120,719	692,166	593,705

Net assets available for benefits	$349,481,636	$481,704,662	$662,979,362	$422,153,996	$154,685,549

[Additional columns below]

[Continued from above table, first column(s) repeated]

	PBHG	Bernstein
	Emerging	International	Putnam	Putnam
	Growth	Value	Investors	International
	Fund	Portfolio II	Fund	Growth Fund

Assets

Investments:

TRW Inc. Common Stock

Common and preferred stock

Guaranteed investment contracts

Registered investment companies	$86,110,495	$28,261,160	$146,854,131	$11,713,947

Common trust funds

Government debt instruments

Corporate debt instruments

Participant loans receivable

Total Investments	86,110,495	28,261,160	146,854,131	11,713,947

Cash

Receivable for investments sold

Interest and dividends receivable

Receivable from other funds

Total assets	86,110,495	28,261,160	146,854,131	11,713,947

Liabilities

Accrued expenses	7,608	1,746	10,490	639

Payable for securities purchased

Total liabilities	7,608	1,746	10,490	639

Net assets available for benefits	$86,102,887	$28,259,414	$146,843,641	$11,713,308

The TRW Employee Stock Ownership and Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information (continued)

December 31, 2000

	Pimco	TRW	Putnam	Fidelity
	Total	Balanced	Vista	Magellan
	Return Fund	Fund	Fund	Fund

Assets

Investments:

TRW Inc. Common Stock

Common and preferred stock

Guaranteed investment contracts

Registered investment companies	$47,513,681		$29,434,659	$18,305,954

Common trust funds		$44,628,129

Government debt instruments

Corporate debt instruments

Participant loans receivable

Total Investments	47,513,681	44,628,129	29,434,659	18,305,954

Cash

Receivable for investments sold

Interest and dividends receivable

Receivable from other funds	127,449			4,532

Total assets	47,641,130	44,628,129	29,434,659	18,310,486

Liabilities

Accrued expenses	2,516	2,720	1,758	971

Payable for securities purchased

Total liabilities	2,516	2,720	1,758	971

Net assets available for benefits	$47,638,614	$44,625,409	$29,432,901	$18,309,515

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Putnam
	Money
	Market	Brokerage	Loan
	Fund	Gateway	Fund	Total

Assets

Investments:

TRW Inc. Common Stock				$831,085,108

Common and preferred stock		$14,070,956		14,070,956

Guaranteed investment contracts				422,213,090

Registered investment companies	$3,873,329	3,491,773		375,559,129

Common trust funds				859,774,617

Government debt instruments		352,086		352,086

Corporate debt instruments		183,276		183,276

Participant loans receivable			$56,369,752	56,369,752

Total Investments	3,873,329	18,098,091	56,369,752	2,559,608,014

Cash				44,500

Receivable for investments sold				5,031,442

Interest and dividends receivable				681,638

Receivable from other funds	132,240			522,617

Total assets	4,005,569	18,098,091	56,369,752	2,565,888,211

Liabilities

Accrued expenses				388,483

Payable for securities purchased				3,095,422

Total liabilities				3,483,905

Net assets available for benefits	$4,005,569	$18,098,091	$56,369,752	$2,562,404,306

The TRW Employee Stock Ownership and Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year ended December 31, 2001

	TRW Stock Fund

		Non-	Putnam	Primco
	Participant	Participant	S&P 500	Stable
	Directed	Directed	Index Fund (TRW)	Value Fund

Investment income:

Dividends	$10,688,670	$15,606,412	$1

Interest				$30,123,672

Total investment income	10,688,670	15,606,412	1	30,123,672

Contributions from TRW Inc.		54,310,070

Contributions from participants	22,601,373		37,712,900	20,692,780

Net depreciation in fair value of investments	(12,006,373)	(22,039,121)	(87,684,126)

Transfers from other funds	33,111,690		35,547,260	118,945,144

Transfer from other plans		4,153,153	87,141,367	67,138,788

Loan issues

Participant loan repayments	6,752,616		6,701,789	5,201,931

Other		128,397

	61,147,976	52,158,911	79,419,191	242,102,315

Less:

Distributions	18,112,275	47,260,336	43,509,867	58,503,559

Excess contributions			12,993	8,061

Participant loan defaults Participant loan repayments Participant loan disbursements	5,769,635		5,249,814	4,100,678

Other			169,475	214,579

	23,881,910	47,260,336	48,942,149	62,826,877

Administrative expenses	214,412	142,941	95,802	264,301

Transfers to other funds	67,067,095	2,437,858	54,348,527	84,947,028

Transfers to other plans		224,364	2,732,781	3,502,670

	91,163,417	50,065,499	106,119,259	151,540,876

Net increase (decrease)	(30,015,441)	2,093,412	(26,700,068)	90,561,439

Net assets available for benefits at beginning of year	349,481,636	481,704,662	662,979,362	422,153,996

Net assets available for benefits at end of year	$319,466,195	$483,798,074	$636,279,294	$512,715,435

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Putnam
	Small	PBHG	Bernstein
	Company	Emerging	International	Putnam
	Equity Portfolio	Growth	Value	Investors
	Fund (TRW)	Fund	Portfolio II	Fund

Investment income:

Dividends			$737,901

Interest

Total investment income			737,901

Contributions from TRW Inc.

Contributions from participants	$13,680,441	$11,938,767	3,134,126	$17,158,818

Net depreciation in fair value of investments	(15,328,586)	(28,865,270)	(4,447,388)	(41,378,167)

Transfers from other funds	9,309,767	25,276,630	2,984,626	8,890,578

Transfer from other plans				28,883,729

Loan issues

Participant loan repayments	2,053,797	1,867,562	390,075	2,379,059

Other

	9,715,419	10,217,689	2,799,340	15,934,017

Less:

Distributions	7,724,610	3,530,929	2,042,246	10,087,326

Excess contributions	1,743	912	792	1,861

Participant loan defaults Participant loan repayments Participant loan disbursements	1,497,156	1,097,512	302,159	1,525,901

Other				47,346

	9,223,509	4,629,353	2,345,197	11,662,434

Administrative expenses	42,029	19,856	9,250	43,701

Transfers to other funds	14,278,476	30,213,656	4,023,998	23,476,142

Transfers to other plans				166,171

	23,544,014	34,862,865	6,378,445	35,348,448

Net increase (decrease)	(13,828,595)	(24,645,176)	(3,579,105)	(19,414,431)

Net assets available for benefits at beginning of year	154,685,549	86,102,887	28,259,414	146,843,641

Net assets available for benefits at end of year	$140,856,954	$61,457,711	$24,680,309	$127,429,210

The TRW Employee Stock Ownership and Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information (continued)

Year ended December 31, 2001

	Putnam		TRW		Fidelity
	International	Pimco Total	Balanced	Putnam	Magellan
	Growth Fund	Return Fund	Fund	Vista Fund	Fund

Investment income:

Dividends		$7,054,555			$1,540,677

Interest

Total investment income		7,054,555			1,540,677

Contributions from TRW Inc.

Contributions from participants	$3,429,959	8,436,784	$7,212,563	$7,725,107	12,551,068

Net depreciation in fair value of investments	(5,028,342)	(165,184)	(4,055,621)	(15,767,198)	(19,360,585)

Transfers from other funds	7,499,549	50,758,816	7,743,886	19,147,991	23,199,507

Transfer from other plans	11,792,838	13,660,359	47,295,568	15,642,949	132,395,893

Loan issues

Participant loan repayments	337,855	1,300,451	93,161	851,071	1,883,156

Other

	18,031,859	81,045,781	58,289,557	27,599,920	152,209,716

Less:

Distributions	1,476,757	5,888,303	6,481,535	1,798,819	9,846,138

Excess contributions	290	2,111	720	280	894

Participant loan defaults

Participant loan repayment

Participant loan disbursements	155,299	785,588	754,407	401,810	1,333,693

Other	35,996	18,823	158,984	27,948	232,840

	1,668,342	6,694,825	7,395,646	2,228,857	11,413,565

Administrative expenses	7,651	28,478	28,887	12,534	45,288

Transfers to other funds	4,611,884	27,562,311	8,380,326	18,040,285	19,830,867

Transfers to other plans	290,669	731,013	2,808,835	297,598	6,347,418

	6,578,546	35,016,627	18,613,694	20,579,274	37,637,138

Net increase (decrease)	11,453,313	46,029,154	39,675,863	7,020,646	114,572,578

Net assets available for benefits at beginning of year	11,713,308	47,638,614	44,625,409	29,432,901	18,309,515

Net assets available for benefits at end of year	$23,166,621	$93,667,768	$84,301,272	$36,453,547	$132,882,093

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Money
	Market	Brokerage	Loan
	Fund	Gateway	Fund	Total

Investment income:

Dividends		$274,218		$35,902,434

Interest	$211,723		$3,987,641	34,323,036

Total investment income	211,723	274,218	3,987,641	70,225,470

Contributions from TRW Inc.				54,310,070

Contributions from participants				166,274,686

Net depreciation in fair value of investments		(8,077,958)		(264,203,919)

Transfers from other funds	52,005,077	47,136,206		441,556,727

Transfer from other plans			9,236,202	417,340,846

Loan issues			22,973,652	22,973,652

Participant loan repayments				29,812,523

Other				128,397

	52,216,800	39,332,466	36,197,495	938,418,452

Less:

Distributions	292,575		1,928,540	218,483,815

Excess contributions	152			30,809

Participant loan defaults			3,055,272	3,055,272

Participant loan repayment			29,390,568	29,390,568

Participant loan disbursements				22,973,652

Other			427	906,418

	292,727		34,374,807	274,840,534

Administrative expenses				955,130

Transfers to other funds	49,718,377	32,619,897		441,556,727

Transfers to other plans			430,967	17,532,486

	50,011,104	32,619,897	34,805,774	734,884,877

Net increase (decrease)	2,205,696	6,712,569	1,391,721	203,533,575

Net assets available for benefits at beginning of year	4,005,569	18,098,091	56,369,752	2,562,404,306

Net assets available for benefits at end of year	$6,211,265	$24,810,660	$57,761,473	$2,765,937,881

The TRW Employee Stock Ownership and Savings Plan

Notes to Financial Statements

December 31, 2001 and 2000 and
Year ended December 31, 2001

1. Description of the Plan

The following description of The TRW Employee Stock Ownership and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participation in the Plan is available to substantially all domestic employees of TRW Inc. (“TRW”) who have been employed for at least three months. The Plan is governed by the Internal Revenue Code and related legislation.

Participant Contributions

The Plan allows eligible employees to contribute up to 16% of qualifying compensation on a before-tax basis by way of salary reduction; such contributions are made in increments of one percent of qualifying compensation and could not exceed $10,500 in 2001. Participants may also elect to contribute, in increments of one percent, up to 10% of qualifying compensation on an after-tax basis. The combined contribution cannot exceed 22% of their qualifying compensation. Participants can make unlimited contribution percentage changes per month. Annual contributions to a participant’s account (including before-tax, after-tax and TRW matching contributions) and to any other defined contribution plan are limited to the lesser of $30,000 or 25% of the participant’s annual compensation reduced by the amount of before-tax contributions.

Participants determine the funds in which to invest their contributions. Employee contributions may be invested, in multiples of 1%, in one or more of the investment funds. Fund elections may be changed at any time.

TRW Contributions

TRW contributes to the Plan, out of current or accumulated earnings, an amount equal to 100% of each participant’s before-tax contributions to a maximum of three percent of each participant’s qualifying compensation. Participants immediately vest in the TRW contributions. All TRW matching contributions are invested in the TRW Stock Fund. TRW contributions always remain in the TRW Stock Fund and may not be transferred, except under special circumstances. TRW contributions may be in the form of cash or treasury or authorized and unissued shares of TRW Common Stock. TRW Common Stock contributed is to be valued by any reasonable method selected by TRW.

The TRW Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The amount and type of TRW contributions are summarized as follows:

2001

TRW Common Stock	$54,310,070

Withdrawals and Distributions

Upon termination of employment, a participant may elect to receive his or her account, less the unpaid balance of any loan outstanding, in a single sum except a participant whose account balance exceeds $5,000 may defer such payments until he or she reaches age 70-1/2. Participants receive the value of their TRW shares in cash unless they elect to receive shares. If a participant elects to defer payment of his or her account, the undistributed account balance remains invested in the Plan.

Participants who have attained age 55 as of the end of the preceding fiscal year-end and commenced participation in the Plan at least ten years prior may elect, within an election period during each of the succeeding six consecutive plan years, to receive a special ESOP distribution or may transfer the applicable amount to one or more investment funds under the Plan. The number of shares eligible for the annual election is 50% of the total number of shares of TRW common stock attributable to TRW matching contributions made after 1986, less the equivalent number of shares distributed as a result of any prior ESOP election, as determined on the preceding December 31.

Participant Loans

Participants can borrow from $1,000 to $50,000 (in increments of $100) of their before-tax contributions, but such borrowings in the aggregate cannot exceed 50% of a participant’s total Plan balance. The interest rate is fixed (prime rate at the end of the last business day of the preceding quarter plus one percent) and the repayment period cannot be less than one year or more than five years.

The TRW Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Other

Although it has not expressed any intent to do so, TRW reserves the right to suspend or terminate the Plan. In the event of termination, the amount of each participant’s account may be retained in trust for the benefit of the participant.

The above description of the Plan provides only general information. Participants should refer to the Summary Plan Description, which is available from the Plan’s Participant Service Center and the Plan’s website, and annual prospectus for a more complete description of the Plan’s provisions.

2. Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting.

Investments are stated at fair value. Investments in common and preferred stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds investing primarily in equities are valued based on the redemption price of units owned by the Plan, which is based on the current market values of the underlying assets of the fund. The investment in common trust funds investing primarily in insurance contracts, is valued at contract value, plus income received thereon, less distributions and administrative expense payments, which approximates fair value. Investments in common trust funds investing in short-term fixed income obligations have a market value approximating cost. The participant loans are valued at their outstanding balances, which approximate fair value.

All separate account and synthetic contracts have a guaranteed return of principal. As of December 31, 2001 and 2000, approximately $43 million and $26 million was invested in general account assets, $80 million and $124 million in separate account assets, and $390 million and $272 million in investment contracts owned directly by the Plan, respectively. The weighted average yield (excluding administrative expenses) for all investment contracts was 6.39% and 6.19% in 2001 and 2000, respectively. The crediting interest rate for all investment contracts was 6.00% at December 31, 2001 and 6.55% at December 31, 2000.

The TRW Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The cost of securities sold is determined by the average cost method for purposes of determining realized gains and losses.

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the 2000 financial statement have been reclassified to conform to the 2001 presentation.

3. Investments

During the year ended December 31, 2001, the Plan’s investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net
Depreciation in
Fair Value of
Investments

TRW Inc. Common Stock	$34,045,494

Common trust funds	107,068,333

Shares of registered investment companies	115,012,134

Brokerage account	8,077,958

$264,203,919

The TRW Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31

	2001	2000

TRW Inc. Common Stock*	$803,311,425	$831,085,108

Putnam S&P 500 Index Fund (TRW)	687,506,657	689,213,368

Putnam Small Company Equity Portfolio Fund (TRW)	140,856,954	152,709,997

*	Nonparticipant-directed

Investments in the CSFBDirect Securities Account, as of December 31, 2001, consisted of $4,711,244 of stocks – common and preferred, $19,461,354 of shares of registered investment companies, and $638,062 of bonds and notes.

4. Administrative Expenses

Generally, trustee and custodian fees, investment manager fees, brokerage fees, and other fund-related expenses are charged back to the funds for which the expenses are incurred. The charges to audit the Plan, the administrative expenses of operating the Plan, and any other charges that cannot be directly related to a specific fund will be charged back to the funds on a quarterly basis in proportion to the ratio of the net asset value of each fund to the value of all funds invested in the Plan as of the previous quarter-end.

5. Federal Income Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated May 24, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

The TRW Employee Stock Ownership and Savings Plan

Notes to Financial Statements (continued)

6. Transactions with Parties-in-Interest

Party-in-interest transactions include the purchase and sale of investments managed by the Plan’s Trustee, Putnam Investments, and any transactions with TRW stock.

Putnam Investments managed assets of the Plan of $1,054,745,176 and $1,051,651,669 as of December 31, 2001 and 2000, respectively. No trustee fees were paid to Putnam in 2001.

There were no party-in-interest transactions which were prohibited under Department of Labor Regulations.

7. Transfer of Assets from Other Plans

During 2001, assets from three separate 401(k) plans associated with the Lucas Varity purchase by TRW in March 1999, were merged into the Plan. The transfer of assets of $417,340,846 is shown on the financial statements as “Transfer from Other Plan.”

Employee rollover contributions of $8,189,099 were made in 2001 from other plans. These contribution amounts are contained in the contribution amounts for each of the respective funds.

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430	Plan Number: 027

Schedule H, Line 4(i) — Schedule of Assets
(Held at End of Year)

December 31, 2001

	Number of		Current
Description	Shares	Cost**	Value

Stocks—Common and Preferred

* TRW Inc. Common Stock	21,687,649	$645,020,251	$803,311,425

Guaranteed Investment Contracts

Security Backed Investments:

INVESCO Group Trust Beta Fund—PRIMCO:

Continental Assurance Co., Contract

63005575, due December 17, 2112, 5.93%			10,529,258

Gamma Fund—PRIMCO:

JPMorgan Chase Bank, Contract

401743-G, 6.05%, set annually			19,268,036

Theta Fund—PIMCO:

JPMorgan Chase Bank, Contract

ATRW-TH, 6.03%, set annually			67,698,198

Kappa Fund—PUTNAM:

Continental Assurance Co., Contract

25719-101, 5.84%, set annually			27,565,652

Omicron Fund—PRIMCO:

Caisse des Depots (CDC), Contract

1115-01, 2.77%, set annually			5,961,236

High Quality Structured Securities—PRIMCO:

Allstate Life Ins. Co., Contract

77182, 5.98%, set annually			12,080,399

			143,102,779

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430	Plan Number: 027

Schedule H, Line 4(i) — Schedule of Assets
(Held at End of Year)

December 31, 2001

	Number of		Current
Description	Shares	Cost	Value

Guaranteed Investment Contracts (continued) Separate Accounts:

Aetna Life Ins. & Ann. Co.:

Contract 14612, 6.02%, set annually			32,552,011

John Hancock Mutual Life:

Contract 8712, due January 2, 2002, 6.60%			6,001,051

Contract 7441, 7.54%, set annually			40,984,228

			79,537,290

Synthetics:

Monumental Life Ins. Co.:

Contract 00090TR, 6.50%, set annually			62,547,515

Rabobank Nederland:

Contract TRW090001, 6.15%, set annually			55,553,764

State Street Bank & Trust:

Contract 98149, 6.33%, set annually			59,359,730

UBS AG Contract 5086, 5.99%, set annually			59,351,150

			236,812,159

Non-Participating Synthetics:

Caisse des Depots (CDC):

Contract 115-06, due December 12, 2002, 4.66%			10,024,988

General Account Investments:

Fixed Rate & Fixed Term:

GE Life & Annuity Asr Co. Contract GS-3534, due March 29, 2004, 5.43%			8,332,384

Metropolitan Life Ins. Co. Contract 25814, due February 18, 2003, 5.74%			7,344,301

Monumental Life Ins. Co. Contract MDA263FR, due September 6, 2005, 5.51%			5,083,718

			20,760,403

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430	Plan Number: 027

Schedule H, Line 4(i) — Schedule of Assets
(Held at End of Year)(continued)

	Number of		Current
Description	Shares	Cost	Value

Guaranteed Investment Contracts (continued) Variable Rate & Fixed Term:

John Hancock Mutual Life:

Contract 14909GAC, due May 1, 2003, 2.67%			6,026,480

Contract 7314-1, due December 2, 2002, 4.39%			6,020,516

			12,046,996

Cash & equivalents:

* Putnam Fiduciary Trust:

Contract 100232, due January 1, 2002, 2.12%			10,743,846

Total Guaranteed Investment Contracts			513,028,461

Common Trust Funds

* Putnam S&P 500 Index Fund (TRW)	55,727,627		687,506,657

* Putnam Small Company Equity Portfolio Fund (TRW)	11,598,148		140,856,954

* Putnam Bond Index Fund	2,870,202		33,111,780

			861,475,391

Shares of Registered Investment Companies PBHG Emerging Growth Fund	3,838,933		61,461,319

Bernstein International Value Portfolio II	1,698,676		24,681,758

* Putnam Investors Fund	10,929,390		127,436,691

PIMCO Total Return Fund	8,943,155		93,545,405

* Putnam International Growth Fund	1,161,302		23,167,981

* Putnam Vista Fund	4,096,145		36,455,687

Fidelity Magellan Fund	1,274,491		132,827,492

* Putnam Money Market Fund	6,209,426		6,209,426

			505,785,759

Brokerage Account			24,810,660

* Participant Loans		At interest rates

		ranging from 6%

		to 11.5%	57,761,473

Total assets held			$2,766,173,169

*	Indicates party-in-interest.

**	Cost presented for nonparticipant-directed investments.

SIGNATURES

         The Plan. Pursuant to requirements of the Securities Exchange Act of 1934, the Board of Administration of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The TRW Employee Stock Ownership and Savings Plan

Date:	June 27, 2002	By: /s/ Kathleen A. Weigand Kathleen A. Weigand Attorney-in-fact

EXHIBIT INDEX

EXHIBIT	EXHIBIT
NUMBER	DESCRIPTION

23 24	Consent of Ernst & Young LLP Power of Attorney